January 19, 2023

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Shannon Menjivar, Accounting Branch Chief
William Demarest, Staff Accountant

Re:	STARWOOD PROPERTY TRUST, INC.
Form 10-K for the year ended December 31, 2021
Filed February 25, 2022
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. appreciated the opportunity to discuss with you on January 18, 2023 our response letter dated December 20, 2022. We understand that the Staff currently has no additional comments regarding the Woodstar sale adjustment to our calculation of Distributable Earnings. We also understand that the Staff has left it to our discretion to provide the disclosure enhancements we proposed in the response letter.

We appreciate the Staff’s attention to this review.  If you should have any questions regarding the above or require further information, please do not hesitate to contact me by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry
Chief Financial Officer

cc: Michael McTiernan, Hogan Lovells US LLP